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                               November 8, 2023

       Timothy E. Sullivan
       Chief Financial Officer and Treasurer
       Apellis Pharmaceuticals, Inc.
       100 Fifth Avenue
       Waltham, MA 02451

                                                        Re: Apellis
Pharmaceuticals, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 21,
2023
                                                            Form 10-Q for the
period ended September 30, 2023
                                                            Filed November 1,
2023
                                                            File No. 001-38276

       Dear Timothy E. Sullivan:

                                                        We have reviewed your
filings and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Financial Operations Overview
       Research and Development Expenses, page 33

   1. You disclose that you have not provided program costs since inception because historically you have
not tracked or recorded your research and development expenses on a program-by-program
basis. Please tell us whether you currently track any of your research and
development costs by program or indication. If so, provide disaggregated disclosure for each
significant clinical trial for each period presented. If not, revise your disclosure to state the
fact that you do not currently track clinical trial costs separately.
       Form 10-Q for the period ended September 30, 2023

       Results of Operations for the Nine Months Ended September 30, 2023 and
2022
 Timothy E. Sullivan
Apellis Pharmaceuticals, Inc.
November 8, 2023
Page 2
Cost of Sales, page 33

2. You indicate that you have pre-FDA approved inventory on hand and that you expect this to continue to impact your cost of sales. Please quantify the remaining pre-FDA approved inventory as of September 30, 2023 and how long you expect this to continue to impact cost of sales. If material, please provide this disclosure in future filings, similar to your disclosure in the Notes to the Financial Statements in your Form 10-K for the period ended December 31, 2022 on page 127.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sasha Parikh at 202-551-3627 or Vanessa Robertson at 202-551-3649 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameTimothy E. Sullivan                            Sincerely,
Comapany NameApellis Pharmaceuticals, Inc.
                                                                 Division of
Corporation Finance
November 8, 2023 Page 2                                          Office of Life
Sciences
FirstName LastName